April 14, 2014

Jan Woo

Attorney-Advisor

Barbara C. Jacobs

Ivan Griswold

Attorney Advisor

Re:         Perlowin Development Corp.

Registration Statement on Form S-1

Filed March 7, 2014

File No. 333-194397

Dear Ms. Woo,

The following are the Issuers responses to your comment letter of April 3, 2014.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There have been and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration. There hare and will be no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

Prospectus Cover Page

2. On page 22 you state that you are currently a shell company. Accordingly, please disclose this on your prospectus cover page, and expand your risk factor discussion on page 13 to highlight any corresponding liquidity impact on your shares and on your ability to attract additional capital to implement your business plan or sustain operations.

Disclosure added:

We are a shell company which may limit the tradability of shares under Rule 144.

The Company is a Shell Company as defined by Rule 405. As such no shares will be eligible to be sold or transferred under Rule 144 until in excess of 1 year from the filing of the equivalent of Form 10 information by the Company with the SEC. Rule 144 will not be available for resales of our securities until we cease to be a shell company. As a shell company we will not be eligible to use Form S-8 or Form S-3.

3. It appears that the subscription funds are being held in a non-interesting bearing trust account established by Underhill Securities Corp. for the benefit of the company, rather than an escrow account maintained by an insured depository institution. See Securities Act Rule 419(b)(1)(i). Please revise to consistently describe the nature of the account holding the subscription funds throughout the prospectus.

Revised for consistency and to note the consistent with Rule 419 the funds are held as trustee for the investor not the Company.

4. We note your references to Underhill Securities Corp. as your escrow agent. Please tell us whether you have an escrow agreement with Underhill Securities Corp. separate from the trust agreement that you filed as an exhibit to the filing. Provide us with a legally-based analysis of whether the assets deposited into the separate bank account at Wells Fargo Bank will be subject to claims of the company’s creditors. If so, provide prominent disclosure on the prospectus cover page and in the risk factors that future actions by creditors of the company may preclude it from returning subscriptions, when subscriptions for less than the minimum amount of proceeds is received.

Escrow agent revised to Trust agent. There is no escrow agreement. As noted in response 3, Underhill holds the funds in trust for the investors and not for the Company and thus the funds held are not subject to claims of the Company’s creditors until released from such account.

5. Your prospectus cover page and summary should be written in plain English. In this regard, we note that the legalistic recitation of certain elements of Rule 419 on the prospectus cover page and summary that makes the substance of the disclosure difficult to understand. Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K.

Language revised to be less legalistic.

Risk Factors

General

6. Please expand your risk factors to include an appropriately captioned risk factor reflecting the fact that your auditors have expressed a going concern qualification on your financial statements and that you have no assets.

Going concern risk factor added.

7. Consider describing the extent to which any of these exemptions in the Jumpstart Our Business Startups Act are available to you as a smaller reporting company. For example discuss the risks associated with the exemptions that you will not be required to make the effectiveness evaluations of your internal controls over financial reports nor required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting.

Risk factor added regarding internal controls.

Plan of Distribution, page 17

8. You state that Underhill Securities Corp. has a net capital of “$25,000 or more as required under Rule 419 for a broker to act as an escrow agent for a 419 offering.” Please confirm that such net capital was calculated in accordance with Rule 15c3-1 of the Exchange Act and that Underhill Securities Corp has maintained such net capital requirements as of a recent practicable date.

The net capital for Underhill was calculated in accordance with Rule 15c3-1 of the Exchange Act and Underhill has maintained such net capital requirements as of the date of this response.

9. We note that you plan to return monies to investors if you are unable to sell the minimum number of shares in this offering. If you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering, please supplementally tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

Underhill holds the funds in trust for the investors and the Trust Agreement dictates that they return the funds promptly to investors in the event that the minimum offering is not reached during the offering period.

10. With a view toward disclosure, please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

Subscriptions and checks are delivered to Underhill who holds the funds in trust for the investors who sorts and records them. Underhill makes the sole decision and determination as to when the minimum has been met and when the maximum is reached.

Background of Directors, Executive Officers, Promoters, page 27

11. Please revise the description of Mr. Perlowin’s professional background to disclose his employment history and the names of the organizations for which he worked during the past five years as required by Item 401(e) of Regulation S-K. For example, it appears that Mr. Perlowin served as an officer of Bioswan, Inc., as recently as October 21, 2013, yet such professional experience is not disclosed in the prospectus. We also note that Mr. Perlowin appears to serve as an officer or director for a number of other entities organized in Nevada which are also not disclosed in the prospectus.

From April 2011 to the present, Mr. Perlowin was the sole officer and director of Iguide Systems, Inc. From April 2011 to the present, Mr. Perlowin was the sole officer and director of Voipetx, Inc. From April 2011 to the present, Mr. Perlowin was the sole officer and director of Eco-Harmony Expos, Inc. From April 2011 to the present, Mr. Perlowin was the sole officer and director of Your Bev, Inc. From April 2011 to the present, Mr. Perlowin was the sole officer and director of Canx, Inc. From November 2011 to the present, Mr. Perlowin was a Manager of Quantum Economic Protocols, LLC. From April 25, 2013 to the present, Mr. Perlowin was the Treasurer of Scrub Nuts, Inc. Mr. Perlowin has been a manager of Diversified Investments, LLC since March 2014.

Executive Compensation, page 28

12. Please revise to disclose the executive compensation for the fiscal year ended December 31, 2013. Your current disclosure relates only to the 2014 fiscal year. See Item 402(m) of Regulation S-K.

2013 year added.

Very truly yours,

Jed Perlowin

Chief Executive Officer